

January 25, 2012

<u>Via E-Mail</u>
Robert H. Donehew
Principal Executive Officer
Golf Rounds.com, Inc.
111 Village Parkway, Building #2
Marietta, Georgia 30067

> **Re: Golf Rounds.com, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed December 8, 2011**
> **File No. 000-10093**

Dear Mr. Donehew:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2011 filed December 8, 2011

Item 9A. Controls and Procedures, page 11

1.   Please amend your Form 10-K to provide the information required by Item 308(a) of regulation S-K relating to management's annual report on internal control over financial reporting.

Exhibit 32.1 – Section 906 Certification

2.   We note that your certification identifies the wrong periodic report (i.e., period ending August 31, <u>2010</u> instead of August 31, <u>2011</u>). Please file an amendment

to the Form 10-K that include the entire periodic report and corrected <u>Section 906</u> certification and new <u>Section 302</u> certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429.

Sincerely,

/s/ Kristi D. Marrone

Kristi D. Marrone
Staff Accountant